02/CAT/18

Not for release in Australia, Japan and the Republic of Ireland

Page 1 of 1

FOR IMMEDIATE RELEASE

16:00 GMT, 11:00 EST Tuesday 30 April 2002

For Further Information Contact:
Cambridge Antibody Technology          Weber Shandwick Square Mile (Europe)
Tel: +44 (0) 1763 263 233              Tel: +44 (0) 20 7950 2800
John Aston, Finance Director           Kevin Smith
Rowena Gardner, Head of Corporate      Graham Herring
Communicaations
                                       BMC Communications/The Trout Group (USA)
                                       Tel: 001 212 477 9007
                                       Brad Miles, ext 17 (media)
                                       Brandon Lewis, ext.15 (investors)


                    CAMBRIDGE ANTIBODY TECHNOLOGY GROUP PLC
                       TERMINATES ROYALTY AGREEMENT WITH
                         DRUG ROYALTY CORPORATION INC.


Melbourn, UK and Toronto, Canada... Following Inwest Investment Ltd. acquiring control of Drug Royalty Corporation Inc. ("DRC") (TSE: DRI), as announced by DRC today, Cambridge Antibody Technology Group plc ("CAT") (LSE: CAT; NASDAQ:
CATG) and Cambridge Antibody Technology Limited ("CAT Limited") have today provided written notice to DRC to terminate CAT Limited's royalty agreement with DRC (the "Royalty Agreement"). In accordance with the terms of the Royalty Agreement, as amended by CAT, CAT Limited and DRC on 16 January 2002 in connection with CAT's offer to acquire all of the outstanding common shares of DRC, CAT has elected to pay the C$14 million termination payment to DRC through the allotment of 463,818 CAT ordinary shares of 10 pence each (the "Shares").

Application has been made to the UK Listing Authority for the admission of the Shares to the Official List, and to the London Stock Exchange for these securities to be admitted to trading.



                                    -ENDS-